

January 25, 2021

Deanna H. Lund
Chief Financial Officer
KRATOS DEFENSE & SECURITY SOLUTIONS, INC.
10680 Treena St., Suite 600
San Diego, CA 92131

> **Re: KRATOS DEFENSE & SECURITY SOLUTIONS, INC.**
> **Form 10-K for Fiscal Year Ended December 29, 2019**
> **Filed February 24, 2020**
> **Form 8-K Filed October 29, 2020**
> **File No. 001-34460**

Dear Ms. Lund:

We have reviewed your December 28, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2020 letter.

Form 8-K Filed October 29, 2020

Exhibit 99.1

1.   We acknowledge your response to prior comment 3. For a non-GAAP performance measure, Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures requires the inclusion of both current and deferred income tax expense. Please revise your future press releases accordingly.

You may contact SiSi Cheng at 202-551-5004 or Anne Mcconnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing